As filed with the United States Securities and Exchange Commission September 11, 2006.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________

SCHEDULE TO
 Amendment No. 2

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

___________________

Freeport-McMoRan Copper & Gold Inc.
(Name of Subject Company)
______________________

Freeport-McMoRan Copper & Gold Inc.
(Name of Filing Person - Offeror)
______________________

7% Convertible Senior Notes due 2011
(Title of Class of Securities)
______________________

35671DAJ4 and 3567DAK1
(CUSIP Number of Class of Securities)
______________________

Kathleen L. Quirk
Vice President and Treasurer
Freeport-McMoRan Copper & Gold Inc.
1615 Poydras Street
New Orleans, Louisiana 70112
Telephone: (504) 582-4000
Facsimile: (504) 582-4511
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Filing Person)

Copies to:
Douglas N. Currault II, Esq.
Jones, Walker, Waechter,
Poitevent, Carrère & Denègre, L.L.P.
201 St. Charles Avenue, 51st Floor
New Orleans, Louisiana 70170
Telephone: (504) 582-8000
Facsimile: (504) 582-4250

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$552,087,767	$59,075

     *         Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the conversion of all of our outstanding 7% Convertible Senior Notes due 2011 into our Class B Common Stock. If all of the notes are converted, we will pay to the holders thereof an aggregate of $26,384,670 in cash plus accrued and unpaid interest on the Notes of $570,039 and issue to the holders thereof an aggregate of 9,496,077 shares of our Class B Common Stock having an aggregate market value of $525,133,058 (based on the average of the high and low trading prices of our Class B Common Stock on the New York Stock Exchange on August 8, 2006). Based on the maximum value of the offer, the transaction value is equal to $552,087,767. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory #5 for Fiscal Year 2006 (2005-163) issued by the Securities and Exchange Commission on November 23, 2005, equals $107.00 per million of the transaction value. On August 10, 2006, the date of the original filing, we paid $16,949 and on August 31, 2006, the date of filing of Amendment No. 1, we paid $42,126.

[ x ]
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $59,075

Form or Registration No.:Joint Schedule TO-I / 13E-3

Filing Party: Issuer, Freeport-McMoRan Copper & Gold Inc.

Date Filed: Original Filing dated August 10, 2006; Amendment No. 1 dated August 31, 2006

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[X]          going private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

____________________________________________________________________________________________________________

EXPLANATORY STATEMENT

This Amendment No. 2 amends and supplements the combined Tender Offer Statement on Schedule TO and Rule 13e-3 Transaction Statement (collectively, the “Schedule TO”) originally filed with the Securities and Exchange Commission on August 10, 2006 and subsequently amended on August 31, 2006, by Freeport-McMoRan Copper & Gold Inc., a Delaware corporation (the “Company”), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with its offer (“Offer of Premium”) to pay a cash premium of $90 (the “Conversion Premium”), plus accrued interest up to, but excluding, the conversion date, for each $1,000 principal amount of 7%

Convertible Senior Notes due 2011 (the “Notes”) that is converted into the Company’s Class B Common Stock (the “Common Stock”), par value $0.10 per share.

ITEM 11. ADDITIONAL INFORMATION.

Item 11 is hereby amended and supplemented by adding the following information.

The offer expired at 5:00 p.m., New York City time, on September 8, 2006. On September 11, 2006, the Company issued a press release announcing the conversions of $286.1 million of Notes tendered pursuant to the Offer, a copy of which is filed as Exhibit (a)(5)(iii) to this Amendment No. 2 and which is incorporated herein by reference.

ITEM 12. EXHIBITS.

Exhibit Number	Description

(a)(1)(i)	Offering Circular, dated August 10, 2006.*

(a)(1)(ii)	Form of Special Conversion Letter of Transmittal.*

(a)(1)(iii)	Form of Letter to Registered Holders and DTC Participants.*

(a)(1)(iv)	Form of Letter to Clients.*

(a)(1)(v)	Amended and Restated Offering Circular, dated August 31, 2006.**

(a)(5)(i)	Press Release Regarding Offer, dated August 10, 2006.*

(a)(5)(ii)	Press Release Regarding Extension of Offer, dated August 31, 2006.**

(a)(5)(iii)	Press Release Regarding Results of Tender Offer, dated September 11, 2006.****

(e)	Freeport-McMoRan Copper & Gold Inc. Definitive Proxy Statement on Schedule 14A, dated March 22, 2006, with respect to our 2006 Annual Meeting of Stockholders held on May 4, 2006.***

*	Previously filed with Schedule TO-I and 13E-3 filed the SEC on August 10, 2006.
**	Previously filed with Amendment No. 1 to Schedule TO-I and 13E-3 filed with the SEC on August 31, 2006.
***	Previously filed with the SEC on March 22, 2006.
****	Filed herewith.

After due inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FREEPORT-McMoRan COPPER & GOLD INC.

By:        /s/ Kathleen L. Quirk
      Kathleen L. Quirk
        Senior Vice President, Chief Financial Officer
                      & Treasurer

Dated: September 11, 2006

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Offering Circular, dated August 10, 2006.*

(a)(1)(ii)	Form of Special Conversion Letter of Transmittal.*

(a)(1)(iii)	Form of Letter to Registered Holders and DTC Participants.*

(a)(1)(iv)	Form of Letter to Clients.*

(a)(1)(v)	Amended and Restated Offering Circular, dated August 31, 2006.**

(a)(5)(i)	Press Release Regarding Offer, dated August 10, 2006.*

(a)(5)(ii)	Press Release Regarding Extension of Offer, dated August 31, 2006.**

(a)(5)(iii)	Press Release Regarding Results of Tender Offer, dated September 11, 2006.****

(e)	Freeport-McMoRan Copper & Gold Inc. Definitive Proxy Statement on Schedule 14A, dated March 22, 2006, with respect to our 2006 Annual Meeting of Stockholders held on May 4, 2006.***

*	Previously filed with Schedule TO-I and 13E-3 filed the SEC on August 10, 2006.
**	Previously filed with Amendment No. 1 to Schedule TO-I and 13E-3 filed with the SEC on August 31, 2006.
***	Previously filed with the SEC on March 22, 2006.
****	Filed herewith.

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